YOUR VOTE IS IMPORTANT
Please take a moment now to vote your Ordinary Shares of Taro Pharmaceutical Industries Ltd. for the upcoming Extraordinary General Meeting of Shareholders and the class meeting of the holders of ordinary shares.
PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS:
1. Vote by Telephone — Please call toll-free in the U.S. or Canada at 1-866-849-8137, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1340. Please follow the simple instructions. You will be required to provide the unique control number printed below.
OR
2. Vote by Internet — Please access https://www.proxyvotenow.com/tarof, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below. You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.
OR
3. Vote by Mail — If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: Taro Pharmaceutical Industries Ltd., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10126-2375.
▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED ▼
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL.

To approve and adopt the Agreement of Merger, dated May 18, 2007, by and among the Company, Alkaloida Chemical Company Exclusive Group Ltd., a Hungarian corporation (“Parent”) and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), and Aditya Acquisition Company Ltd., an Israeli company (“Merger Sub”) established for the purposes of the merger and a wholly-owned subsidiary of Parent (the “Merger Agreement”), as well as the transactions contemplated by the Merger Agreement.
FOR ☐	AGAINST ☐	ABSTAIN ☐
Unless indicated otherwise below, I certify that I am NOT a “Parent Affiliate” of the Company and I do not have a “Personal Interest” in the resolution above. For purposes of this Proxy Card, a “Parent Affiliate” means a person holding, directly or indirectly, (1) 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Parent, Merger Sub or any person or entity described in clauses (1) or (2). For the purposes of this Proxy Card, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), and a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any body corporate.

Mark the following boxes if applicable.

I am a Parent Affiliate: Explanation:	☐
I have a Personal Interest: Explanation:	☐

Date:	, 2007

Signature of Shareholder

Signature of Shareholder

NOTE: Please sign exactly as the name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

For the Extraordinary General Meeting of Shareholders and the class meeting of the holders of the Company’s Ordinary Shares
TARO PHARMACEUTICAL INDUSTRIES LTD.
July 23, 2007
Please see reverse side for instructions on three easy ways to vote.
Please act promptly—in order for your shares to be represented by proxy at the Meetings, your validly executed proxy must be received by July 21, 2007, at 10:00 a.m. Israel time.
▼TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED ▼
TARO PHARMACEUTICAL INDUSTRIES LTD.
Extraordinary General Meeting of Shareholders and the class meeting of the holders of the Company’s Ordinary Shares
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
PROXY
The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the “Company”) hereby appoints each of Samuel Rubinstein, Gad Keren and Laura Savren, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) of the Company and the class meeting of the holders of the Company’s Ordinary Shares (the “Ordinary Class Meeting” and together with the Extraordinary General Meeting, the “Meetings”) to be held on July 23, 2007, at 10:00 a.m., Israel time and on July 23, 2007, at 11:00 a.m., Israel time or immediately after the conclusion of the Extraordinary General Meeting, whichever is later, respectively, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor, Tel Aviv, Israel, and all adjournments and postponements thereof.
The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.
This proxy when properly executed and received no later than July 21, 2007, at 10:00 a.m. Israel time, will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the Proposal.
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)